UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Perfumania Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

71376c 10 0

(CUSIP Number)

Matthew C. Dallett

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71376c 10 0

1.	Names of Reporting Persons. Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,020,414
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,020,414
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,020,414
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.09%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 71376c 10 0

1.	Names of Reporting Persons. Stephen L. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,771,132
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,771,132
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,132
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.44%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

This Amendment No. 17 amends the Schedule 13D originally filed June 19, 2003, as amended to date (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share, of Perfumania Holdings, Inc. (the “Issuer”). Except as amended hereby, the Schedule 13D remains effective.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On December 23, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parlux Fragrances, Inc. (“Parlux”) and PFI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Merger Agreement, Parlux will merge with and into Merger Sub and become a wholly owned subsidiary of the Issuer (the “Merger”).

In connection with the Merger Agreement and the transactions contemplated thereby, Glenn H. Nussdorf and Stephen L. Nussdorf entered into a Voting Agreement with Arlene Nussdorf and Parlux, dated December 23, 2011 (the “Voting Agreement”). Pursuant to the Voting Agreement, Glenn H. Nussdorf and Stephen L. Nussdorf agreed that until the expiration of the Voting Agreement, they would not, except as permitted by the Voting Agreement, transfer, assign, sell, gift-over, pledge or otherwise dispose of the shares of the Issuer’s common stock that they beneficially own. In addition, Glenn H. Nussdorf and Stephen L. Nussdorf agreed that until the expiration of the Voting Agreement, they would vote the shares of the Issuer’s common stock they beneficially own (i) in favor of (A) the issuance of shares of the Issuer’s common stock pursuant to the Merger Agreement, (B) the amendment of the articles of incorporation of the Issuer to increase the number of shares of the Issuer’s common stock that the Issuer is authorized to issue to 35,000,000 shares, and (C) each of the other actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to or competition with, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) against any actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement) that are intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earliest to occur of (i) the date on which the Merger Agreement is terminated in accordance with its terms or (ii) the effective time of the Merger.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.

Also in connection with the Merger, the Issuer’s subsidiary, Model Reorg Acquisition LLC, received commitments pursuant to a letter agreement dated December 23, 2011 (the “Commitment Letter”) from certain family trusts of Glenn H. Nussdorf, Stephen L. Nussdorf, and Arlene Nussdorf (the “Nussdorf Trusts”) to make a total of $30 million in new loans to finance a portion of the cash consideration payable by the Issuer in connection with the Merger.

The Nussdorf Trusts’ loan obligation under the Commitment Letter is conditioned on the Merger having been consummated in accordance with the terms of the Merger Agreement, without any amendment, modification or waiver of any of the provisions thereof that would be materially adverse to the Nussdorf Trusts, unless the Nussdorf Trusts consent to such changes. The new loans will be subordinated to the Issuer’s existing senior, secured revolving credit facility, as amended, on the same basis as the existing indebtedness to the Nussdorf Trusts.

The Commitment Letter will terminate upon the earliest to occur of (i) the closing of the Merger or (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter, which is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a), (b) Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended in their entirety to read as follows:

Glenn H. Nussdorf and Stephen L. Nussdorf own 2,576,657 shares and 2,327,375 shares, respectively, of the Issuer’s outstanding common stock. Each has sole voting and dispositive power over the shares owned by him. (Stephen L. Nussdorf holds 581,931 of his shares in a joint account with his wife.) Each of Glenn H. Nussdorf and Stephen L. Nussdorf disclaims beneficial ownership of the shares held by the other.

Glenn H. Nussdorf and Stephen L. Nussdorf each own Warrants to purchase 443,757 shares of the Issuer’s outstanding common stock. Each disclaims beneficial ownership of the Warrants and shares underlying the Warrants held by the other.

The 714,286 shares of the Issuer’s common stock that were issuable by the Issuer upon conversion of the Issuer’s $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004, as amended (the “Subordinated Note”), held by Glenn H. Nussdorf and Stephen L. Nussdorf together, are no longer beneficially owned by them, as the conversion right in the Subordinated Note expired by its terms on August 11, 2011.

Giving effect to the exercise of the Warrants held by Glenn H. Nussdorf and Stephen L. Nussdorf but not the exercise of any outstanding options or Warrants held by others, Glenn H. Nussdorf and Stephen L. Nussdorf beneficially own 3,020,414 shares (32.09%) and 2,771,132 shares (29.44%), respectively, of the Issuer’s common stock. The foregoing percentages assume 8,968,751 shares of the Issuer’s common stock outstanding, the number reported as outstanding as of December 12, 2011 in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 13, 2011.

(c) The amendment to Item 4 above is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The amendment to Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

1	Voting Agreement, dated December 23, 2011, between Glenn H. Nussdorf, Stephen L. Nussdorf, Arlene Nussdorf respectively, and Parlux Fragrances, Inc. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed December 23, 2011).

2	Letter Agreement, dated December 23, 2011, among Trust under Article 2 of the Trust Agreement dated November 1, 1998 with Glenn Nussdorf as Grantor, Glenn Nussdorf 15-Year Grantor Retained Annuity Trust dated 11/2/98, Trust under Article 2 of the Trust Agreement dated November 1, 1998 with Stephen Nussdorf as Grantor, Stephen Nussdorf 15-Year Grantor Retained Annuity Trust dated 11/2/98, Trust under Article 2 of the Trust Agreement dated November 1, 1998 with Arlene Nussdorf as Grantor, Arlene Nussdorf 15-Year Grantor Retained Annuity Trust dated 11/2/98 and Model Reorg Acquisition LLC.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 23, 2011

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Glenn H. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Stephen L. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact